UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: May 3, 2006

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated May 3, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2006	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY REPORTS FIRST QUARTER
NET INCOME OF $102 MILLION

First Quarter Highlights

  Reported first quarter net income of $101.7 million, or $1.35 per share (including specific items which decreased net income by $17.3 million, or $0.23 per share) (1)
  Generated $192.6 million in cash flow from vessel operations
  Repurchased 700,000 shares for a total cost of $27.5 million since last reported on February 22, 2006
  Ordered two additional Suezmax newbuildings, scheduled for delivery mid-2009

Nassau, The Bahamas, May 3, 2006 — Teekay Shipping Corporation (Teekay or the Company) (NYSE: TK) today reported net income of $101.7 million, or $1.35 per share, for the quarter ended March 31, 2006, compared to net income of $279.0 million, or $3.19 per share, for the quarter ended March 31, 2005. The results for the quarters ended March 31, 2006 and 2005 included a number of specific items that had the net effect of decreasing net income by $17.3 million, or $0.23 per share, in the first quarter of 2006, and increasing net income by $135.0 million, or $1.55 per share, in the first quarter of 2005, as detailed in Appendix A to this release. Net voyage revenues(2) for the first quarter of 2006 were $392.4 million, compared to $418.9 million for the same period in 2005, and income from vessel operations decreased to $142.7 million from $269.9 million. Income from vessel operations for the first quarter of 2005 included gains on the sale of vessels of $101.9 million.

Operating Results

The following table highlights certain financial information for Teekay’s three main segments: the fixed-rate tanker segment, the fixed-rate liquefied natural gas (LNG) segment, and the spot tanker segment (Please read the “Teekay Fleet” section of this release below and Appendix B for further details):

------------------------- ------------------------------------------------ ------------------------------------------------
                                        Three Months Ended                           Three Months Ended
                                          March 31, 2006                               March 31, 2005
                                           (unaudited)                                  (unaudited)

                             Fixed-     Fixed-                           Fixed-      Fixed-
                              Rate       Rate       Spot                  Rate        Rate       Spot
 (in thousands of U.S.       Tanker      LNG       Tanker                Tanker       LNG       Tanker
     dollars)                Segment    Segment    Segment     Total     Segment     Segment    Segment    Total
------------------------- ----------- ---------- ---------- ---------- ---------- ----------- ---------- -----------

Net voyage revenues          172,537     23,700    196,148    392,385    157,877     24,217    236,788    418,882

Vessel operating expenses     34,883      3,693     14,648     53,224     32,290      4,343     17,807     54,440
Time-charter hire expense     49,921          -     54,503    104,424     42,366          -     66,216    108,582
Depreciation & amortization   29,611      7,678     13,195     50,484     30,695      7,522     15,866     54,083

Cash flow from vessel
  operations*                 73,194     16,626    102,770    192,590     70,788     16,934    134,440    222,162
------------------------- ----------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(1)  Please read Appendix A to this release for information about specific items affecting net income.

(2)   Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Fixed-Rate Tanker Segment

Cash flow from vessel operations from the Company's fixed-rate tanker segment increased to $73.2 million in the first quarter of 2006, compared to $70.8 million in the first quarter of 2005, primarily due to the commencement in April 2005 of a three-year fixed-rate charter-out of the Company's chartered-in Very Large Crude Carrier.

As previously announced, during the first quarter of 2006 the Company was awarded 13-year fixed-rate charter contracts for two Suezmax shuttle tankers and one Aframax shuttle tanker by a subsidiary of Petroleo Brasileiro S.A. The charters are scheduled to commence at various dates during the second half of 2006 and the first quarter of 2007. This transaction highlights the growing demand for shuttle tankers due to high offshore oil exploration and production activity.

During the quarter, the Company also announced an agreement with PGS Production ASA to form a joint venture company called Teekay Petrojarl Offshore, that will focus on pursuing opportunities in the rapidly growing market for Floating Production Storage and Offloading (FPSO) units.

Fixed-Rate LNG Segment

The Company's $16.6 million of cash flow from vessel operations from its existing four LNG carriers during the first quarter of 2006 was virtually unchanged from $16.9 million for the first quarter of 2005. The Company has ownership interests ranging from 40% to 70% in nine additional LNG newbuildings scheduled to deliver at various dates between the fourth quarter of 2006 and early 2009, all of which will commence service upon delivery under 20 or 25-year fixed-rate contracts with major energy companies.

Spot Tanker Segment

Cash flow from vessel operations from the Company's spot tanker segment decreased to $102.8 million for first quarter of 2006 from $134.4 million for the first quarter of 2005, primarily due a reduction in the size of the Company's spot tanker fleet resulting from the sale of a number of older vessels during the past 12 months, partially offset by newbuilding deliveries and an increase in spot charter tanker rates. On a net basis, these fleet changes reduced the total number of revenue days in the Company's spot tanker segment from 6,547 days for the first quarter of 2005 to 5,129 days for the first quarter of 2006. Revenue days represent the total number of vessel calendar days less off-hire days associated with major repairs, drydockings or mandated surveys.

In March 2006, the Company exercised options for two additional newbuilding Suezmax tankers for a total cost of approximately $144 million, scheduled for delivery mid-2009. With this order, the Company currently has six newbuilding Suezmax tankers on order for a total cost of approximately $430 million, scheduled to deliver during 2008 and 2009.

The Company's spot tanker segment includes vessels operating on voyage and period out-charters with an initial term of less than three years. The following table highlights the operating performance of the Company's spot tanker segment measured in net voyage revenues per revenue day, or time-charter equivalent (TCE), and includes the effect of forward freight agreements (FFAs) which are entered into as hedges against a portion of the Company's exposure to spot market rates:

--------------------------------------------------------------------------------------------------------------------
                                                                       Three Months Ended

                                                  March 31, 2006       December 31, 2005       March 31, 2005
--------------------------------------------------------------------------------------------------------------------
Spot Tanker Segment
    Very Large Crude Carrier Fleet
    Revenue days                                               -                       -                   90
    TCE per revenue day                                        -                       -              $92,844

    Suezmax Tanker Fleet
    Revenue days                                             360                     336                  540
    TCE per revenue day *                                $54,147                 $38,113              $38,865

    Aframax Tanker Fleet
    Revenue days                                           2,925                   3,261                4,321
    TCE per revenue day                                  $44,333                 $48,021              $39,622

    Large/Medium-Size Product Tanker Fleet
    Revenue days                                             948                   1,076                  647
    TCE per revenue day                                  $33,330                 $31,758              $31,941

    Small Product Tanker Fleet
    Revenue days                                             896                   1,009                  949
    TCE per revenue day                                  $17,169                 $15,940              $16,411

--------------------------------------------------------------------------------------------------------------------

*TCE results for the Suezmax tanker fleet include certain FFAs and fixed-rate contracts of affreightment that were entered into as hedges against several of the Company's vessels. Excluding these amounts, TCEs on a revenue-day basis for the quarters ended March 31, 2006, December 31, 2005, March 31, 2005 would have been $64,493, $54,099 and $49,170 per day, respectively.

Tanker Market Overview

During the first quarter of 2006, crude oil tanker freight rates eased from the near record levels of the previous quarter but continued to remain firm compared to historical averages. Seasonal factors, hurricane-related crude production outages in the U.S. Gulf, and a significant increase in year-on-year crude import volumes into China, were key drivers for the crude tanker market.

Product tanker rates during the first quarter of 2006 continued to remain at the firm levels experienced in the fourth quarter of 2005, driven largely by hurricane-related refinery disruptions in the U.S. Gulf which led to an increase in product imports from longer-haul sources.

Early in the second quarter of 2006, tanker freight rates declined as a result of heavier than usual refinery maintenance in the United States and Asia, planned maintenance at some of the oil fields in the North Sea, and production disruptions in Nigeria. However, freight rates started to recover towards the end of April as refinery maintenance in the United States neared completion and gasoline inventories were being re-built to meet peak demand during the summer driving season.

Global oil demand, an underlying driver of tanker demand, increased to 85.2 million barrels per day (mb/d) during the first quarter of 2006, an increase of 1.0 mb/d over the previous quarter and 0.7 mb/d higher than the first quarter of 2005. Global economic growth remains robust and as of April 2006, the International Monetary Fund raised its estimate for 2006 economic growth to 4.9%, continuing the strong growth experienced in 2005. On April 12, 2006, the International Energy Agency was forecasting average global oil demand of 85.1 mb/d for 2006, an increase of 1.5 mb/d, or 1.8% from 2005. Oil demand growth is expected to accelerate during the second half of 2006, after bottoming in the seasonally weaker second quarter at 83.7 mb/d.

Global oil supply, a direct driver of tanker demand, averaged 84.5 mb/d during the first quarter of 2006, an increase of 0.2 mb/d over the previous quarter and 0.8 mb/d higher than the first quarter of 2005. OPEC production was slightly lower than the previous quarter mainly as a result of production outages in Nigeria. Non-OPEC production rose by 0.5 mb/d, led by a recovery in U.S. Gulf offshore oil production.

The size of the world tanker fleet rose to 360.9 million deadweight tonnes (mdwt) as of March 31, 2006, up 4.6 mdwt, or 1.3%, from the end of the fourth quarter. Deletions, including vessels converted for offshore projects and thus removed from the trading tanker fleet, aggregated 0.7 mdwt in the first quarter of 2006, compared to 0.5 mdwt in the previous quarter. Deliveries of tanker newbuildings during the first quarter of 2006 declined to 5.3 mdwt from 7.0 mdwt during the fourth quarter of 2005.

As of March 31, 2006, the world tanker orderbook stood at 99.8 mdwt, representing 27.7% of the world tanker fleet, compared to 85.4 mdwt, or 24.0%, as of December 31, 2005.

Teekay Fleet

As at March 31, 2006, Teekay's fleet (excluding vessels managed for third parties) consisted of 140 vessels, including chartered-in vessels and newbuildings on order. During the quarter, the Company entered into an agreement to sell an older shuttle tanker for total gross proceeds of approximately $9.5 million. This vessel is scheduled to deliver to the buyer during the third quarter of 2006, at which time the Company expects to record a gain of approximately $6 million relating to the sale.

The following table summarizes the Teekay fleet as at March 31, 2006:

------------------------------------------------------------------------------------------------------------
                                                                      Number of Vessels (1)
                                                       -----------------------------------------------------
                                                           Owned      Chartered-in   Newbuildings
                                                          Vessels        Vessels       on Order      Total
------------------------------------------------------------------------------------------------------------
  Spot Tanker Segment:
    Suezmax Tankers                                          1              3             6           10
    Aframax Tankers                                         21             10             -           31
    Large / Medium-Size Product Tankers                      4              4             4           12
    Small Product Tankers                                    -             10             -           10
------------------------------------------------------------------------------------------------------------
    Total Spot Tanker Segment                               26             27            10           63
============================================================================================================

  Fixed-Rate Tanker Segment:
    Shuttle Tankers (2)                                     27             13             -           40
    Conventional Tankers (3)                                15              2             2           19
    Floating Storage & Offtake (FSO) Units (4)               4              -             -            4
    LPG / Methanol Carriers                                  1              -             -            1
------------------------------------------------------------------------------------------------------------
    Total Fixed-Rate Tanker Segment                         47             15             2           64
============================================================================================================

  Fixed-Rate LNG Segment (5)                                 4              -             9           13
------------------------------------------------------------------------------------------------------------
  Total                                                     77             42            21          140
============================================================================================================
(1)	Excludes vessels managed on behalf of third parties.
(2)	Includes six shuttle tankers of which the Company's ownership interests range from 50% to 50.5%.
(3)	Includes eight Suezmax tankers owned by subsidiaries of Teekay LNG.
(4)	Includes one unit in which the Company's ownership interest is 89%.
(5)	The four existing LNG vessels are owned by Teekay LNG. Teekay LNG has agreed to acquire Teekay's 70% interest in three of the LNG newbuildings and, in accordance with existing agreements, Teekay will offer to Teekay LNG all its interests in the remaining six LNG newbuldings, which interests include a 70% interest in two vessels and a 40% interest in four vessels.

Liquidity and Capital Expenditures

As of March 31, 2006, the Company had total liquidity of $966.4 million, comprising $257.0 million in cash and cash equivalents and $709.4 million in undrawn medium-term revolving credit facilities.

As of March 31, 2006, the Company had capital commitments relating to its portion of newbuildings and vessels on order as illustrated in the following table:

------------------------------------------ ----------- ----------- ----------- ----------- ----------- -----------
(in millions)                               Remainder      2007        2008        2009       Total      Amount
                                             of 2006                                                    Financed
------------------------------------------ ----------- ----------- ----------- ----------- ----------- -----------
Spot Tanker Segment                            $142         $89        $222         $37        $490        $364
------------------------------------------ ----------- ----------- ----------- ----------- ----------- -----------
Fixed-Rate Tanker Segment                       141          36          59           -         236          67
------------------------------------------ ----------- ----------- ----------- ----------- ----------- -----------
Fixed-Rate LNG Segment                          128         338         132          25         623         733
------------------------------------------ ----------- ----------- ----------- ----------- ----------- -----------
Total                                          $411        $463        $413         $62      $1,349      $1,164
------------------------------------------ ----------- ----------- ----------- ----------- ----------- -----------

Share Repurchase Program Update

Since last reported on February 22, 2006, the Company has repurchased 700,000 shares at an average price of $39.26 per share, for a total cost of $27.5 million. Teekay has approximately $36.4 million remaining under its existing share repurchase authorization.

Since the end of November 2004, when Teekay announced the authorization of its initial share repurchase program, the Company has repurchased a total of 17.9 million shares for a total cost of $747.4 million.

As at March 31, 2006, the Company had approximately 74.2 million common shares issued and outstanding.

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world's seaborne oil and has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of 140 tankers, offices in 15 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay's reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay's common stock is listed on the New York Stock Exchange where it trades under the symbol "TK".

Earnings Conference Call

The Company plans to host a conference call at 11:00 a.m. EDT on Thursday May 4, 2006, to discuss the Company's results and the outlook for its business activities. All shareholders and interested parties are invited to listen to the live conference call and view the Company's earnings presentation through the Company's Web site at www.teekay.com. The Company plans to make available a recording of the conference call until May 11, 2006 by dialing (719) 457-0820, access code 9373143, or via the Company's Web site until June 4, 2006.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com

--------------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                        SUMMARY CONSOLIDATED STATEMENTS OF INCOME
                             (in thousands of U.S. dollars, except share and per share data)
--------------------------------------------------------------------------------------------------------------------------

                                                                          Three Months Ended
                                                        March 31,            December 31,             March 31,
                                                          2006                   2005                   2005
                                                       (unaudited)            (unaudited)            (unaudited)

VOYAGE REVENUES                                          525,996                531,473                517,411
----------------------------------------------- ------------------------ -------------------- ----------------------

OPERATING EXPENSES
Voyage expenses                                          133,611                114,509                 98,529
Vessel operating expenses                                 53,224                 50,225                 54,440
Time-charter hire expense                                104,424                114,398                108,582
Depreciation and amortization                             50,484                 50,729                 54,083
General and administrative (1)                            40,260                 45,375                 33,698
Gain on sale of vessels                                     (607)               (14,861)              (101,853)
Restructuring charge                                       1,887                  2,882                      -
----------------------------------------------- ------------------------ -------------------- ----------------------
                                                         383,283                363,257                247,479
----------------------------------------------- ------------------------ -------------------- ----------------------
Income from vessel operations                            142,713                168,216                269,932
----------------------------------------------- ------------------------ -------------------- ----------------------
OTHER ITEMS
Interest expense                                         (36,758)               (31,813)               (37,697)
Interest income                                           12,101                  9,033                  8,230
Income tax (expense) recovery                             (3,784)                (9,537)                 9,317
Equity income from joint ventures                          1,145                  4,576                  2,827
Foreign exchange (loss) gain                             (11,464)                 9,208                 25,874
Other - net                                               (2,249)                (5,073)                   563
----------------------------------------------- ------------------------ -------------------- ----------------------
                                                         (41,009)               (23,606)                 9,114
----------------------------------------------- ------------------------ -------------------- ----------------------
Net income                                               101,704                144,610                279,046
=============================================== ======================== ==================== ======================
Earnings per common share
-             Basic                                        $1.41                  $1.97                  $3.41
-             Diluted (2)                                  $1.35                  $1.85                  $3.19
----------------------------------------------- ------------------------ -------------------- ----------------------
Weighted-average number of
    common shares outstanding
-             Basic                                   72,153,868             73,242,894             81,712,320
-             Diluted (2)                             75,230,591             78,065,137             87,467,141
=============================================== ======================== ==================== ======================

(1)   Effective January 1, 2006, Teekay has adopted SFAS 123(R), which requires all share-based payments to employees, including stock options, to be recognized in the income statement based on their fair values.   For the first quarter of 2006, general and administrative expense includes $2.0 million of stock option expense.  Prior to January 1, 2006, Teekay disclosed stock option expense on a pro forma basis in the notes to the financial statements, but did not recognize the expense in the income statement.

(2)   Reflects the effect of outstanding stock options, and the $143.75 million mandatory convertible preferred PEPS Units, computed using the treasury stock method. For the first quarter of 2006, the impact of the PEPS Units was limited to the period from January 1, 2006 to February 16, 2006, at which time the Company issued 6,534,300 shares of common stock following settlement of the purchase contracts associated with the PEPS Units.

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                          SUMMARY CONSOLIDATED BALANCE SHEETS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                      As at March 31,          As at December 31,
                                                                            2006                      2005
                                                                        (unaudited)
ASSETS
Cash and cash equivalents                                                  257,003                   236,984
Other current assets                                                       276,813                   241,147
Restricted cash - current                                                  155,952                   152,286
Vessels held for sale                                                        3,091                         -
Restricted cash - long-term                                                567,517                   158,798
Vessels and equipment                                                    3,204,108                 3,248,122
Advances on newbuilding contracts                                          224,283                   473,552
Other assets                                                               440,314                   360,034
Intangible assets                                                          248,590                   252,280
Goodwill                                                                   170,897                   170,897
----------------------------------------------------------------- ------------------------- -------------------------
Total Assets                                                             5,548,568                 5,294,100
================================================================= ========================= =========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities                                   147,722                   166,786
Current portion of long-term debt                                          168,839                   298,054
Long-term debt                                                           2,389,093                 2,134,924
Other long-term liabilities                                                186,744                   174,991
Minority interest                                                          279,450                   282,803
Stockholders' equity                                                     2,376,720                 2,236,542
----------------------------------------------------------------- ------------------------- -------------------------
Total Liabilities and Stockholders' Equity                               5,548,568                 5,294,100
================================================================= ========================= =========================

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                     SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                                    Three Months Ended
                                                                                        March 31,
                                                                            2006                      2005
                                                                         (unaudited)              (unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
----------------------------------------------------------------- ------------------------ --------------------------
Net operating cash flow                                                    109,649                  173,745
----------------------------------------------------------------- ------------------------- -------------------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                                           446,793                  157,534
Scheduled repayments of long-term debt                                      (6,257)                 (51,034)
Prepayments of long-term debt                                             (194,375)                (357,588)
(Increase)/decrease in restricted cash                                    (398,477)                   3,247
Repurchase of common stock                                                (147,824)                 (67,618)
Other                                                                      (18,286)                  (4,630)
----------------------------------------------------------------- ------------------------- -------------------------
Net financing cash flow                                                   (318,426)                (320,089)
----------------------------------------------------------------- ------------------------- -------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                     (84,399)                 (61,587)
Proceeds from sale of vessels and equipment                                312,972                  339,801
Other                                                                          223                   (4,592)
----------------------------------------------------------------- ------------------------- -------------------------
Net investing cash flow                                                    228,796                  273,622
----------------------------------------------------------------- ------------------------- -------------------------

Increase in cash and cash equivalents                                       20,019                  127,278
Cash and cash equivalents, beginning of the period                         236,984                  427,037
----------------------------------------------------------------- ------------------------- -------------------------
Cash and cash equivalents, end of the period                               257,003                  554,315
================================================================= ========================= =========================

------------------------------------------------------------------------------------------------------------------------
                                                   TEEKAY SHIPPING CORPORATION
                                         APPENDIX A - SPECIFIC ITEMS AFFECTING NET INCOME
                                                  (in thousands of U.S. dollars)

Set forth below are some of the  significant  items of income and expense  that  affected the  Company's  net income for the three months  ended March 31, 2006 and 2005,  all of which  items are  typically  excluded by securities analysts in their published estimates of the Company's financial results:
------------------------------------------------------------------------------------------------------------------------
                                                                    Three Months Ended         Three Months Ended
                                                                      March 31, 2006             March 31, 2005
                                                                        (unaudited)                (unaudited)
                                                                                    Per                       Per
                                                                      $            Share         $           Share
------------------------------------------------------------------------------------------------------------------------

Gain on sale of vessels                                                607          0.01      101,853        1.17
Foreign currency exchange (losses) gains  (1)                       (8,942)        (0.12)      27,157        0.31
Deferred income tax (expense) recovery (2)                          (3,617)        (0.05)       5,993        0.07
Loss on bond repurchases (8.875% Notes due 2011)                      (375)            -            -           -
Restructuring charge (3)                                            (1,887)        (0.03)           -           -
Loss on expiry of options to construct LNG carriers  (4)            (3,102)        (0.04)           -           -
------------------------------------------------------------------------------------------------------------------------
Total                                                              (17,316)        (0.23)     135,003        1.55
========================================================================================================================
(1)	Foreign currency exchange gains and losses (net of minority owners' share) primarily relate to the Company's debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company's foreign currency exchange gains and losses are unrealized.

(2)	Portion of deferred income tax related to unrealized foreign exchange gains and losses.

(3)	Restructuring charge in 2006 relates primarily to the relocation of certain operational functions.

(4)	During February 2006, options to order two newbuilding LNG carriers expired. Of the $6 million cost of these options, $3 million was forfeited and expensed in the quarter, and $3 million is to be applied against any LNG newbuildings which Teekay may order at this particular shipyard during 2006.

--------------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                          APPENDIX B - SUPPLEMENTAL INFORMATION
                                             (in thousands of U.S. dollars)
--------------------------------------------------------------------------------------------------------------------------

                                                        Three Months Ended March 31, 2006
                                                                   (unaudited)

                                        Fixed-Rate
                                         Tanker           Fixed-Rate         Spot Tanker
                                         Segment          LNG Segment          Segment             Total
---------------------------------- ------------------ ------------------ ------------------ ------------------
Net voyage revenues (1)                  172,537             23,700            196,148            392,385
Vessel operating expenses                 34,883              3,693             14,648             53,224
Time-charter hire expense                 49,921                  -             54,503            104,424
Depreciation and amortization             29,611              7,678             13,195             50,484
General and administrative                14,539              3,381             22,340             40,260
Gain on sale of vessels                     (105)                 -               (502)              (607)
Restructuring charge                           -                  -              1,887              1,887
---------------------------------- ------------------ ------------------ ------------------ ------------------
Income from vessel operations             43,688              8,948             90,077            142,713
================================== ================== ================== ================== ==================

                                                        Three Months Ended December 31, 2005
                                                                   (unaudited)

                                        Fixed-Rate
                                         Tanker           Fixed-Rate         Spot Tanker
                                         Segment          LNG Segment          Segment             Total
---------------------------------- ------------------ ------------------ ------------------ ------------------
Net voyage revenues                      173,145             24,101            219,718            416,964
Vessel operating expenses                 33,071              3,744             13,410             50,225
Time-charter hire expense                 47,253                  -             67,145            114,398
Depreciation and amortization             29,767              7,784             13,178             50,729
General and administrative                16,049              3,584             25,742             45,375
Gain on sale of vessels and
    equipment                             (4,660)                 -            (10,201)           (14,861)
Restructuring charge                         955                  -              1,927              2,882
---------------------------------- ------------------ ------------------ ------------------ ------------------
Income from vessel operations             50,710              8,989            108,517            168,216
================================== ================== ================== ================== ==================

                                                        Three Months Ended March 31, 2005
                                                                   (unaudited)

                                        Fixed-Rate
                                         Tanker           Fixed-Rate         Spot Tanker
                                         Segment          LNG Segment          Segment             Total
---------------------------------- ------------------ ------------------ ------------------ ------------------
Net voyage revenues                      157,877             24,217            236,788            418,882
Vessel operating expenses                 32,290              4,343             17,807             54,440
Time-charter hire expense                 42,366                  -             66,216            108,582
Depreciation and amortization             30,695              7,522             15,866             54,083
General and administrative                12,433              2,940             18,325             33,698
Gain on sale of vessels and
    equipment                             (4,884)                 -            (96,969)          (101,853)
---------------------------------- ------------------ ------------------ ------------------ ------------------
Income from vessel operations             44,977              9,412            215,543            269,932
================================== ================== ================== ================== ==================

(1) Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the Company's future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the growth prospects for shuttle tankers and FPSOs; the Company's future capital expenditure commitments and the financing requirements for such commitments; the three long-term charter shuttle tanker contracts to Petrobras; the offers to Teekay LNG of Teekay's interests in LNG projects; and the timing of newbuilding deliveries and the commencement of charter contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers or FPSOs; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; shipyard production delays; the Company's future capital expenditure requirements; the Company's and Teekay LNG's potential inability to raise financing to purchase additional vessels; and other factors discussed in Teekay's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2005. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.